JSC Concern "KALINA"
Komsomolskaya str.,80
Yekaterinburg
Russia

Attn.Branch of Filer Support
of the Office of Fillings and
Information Services
Fax: +1 202 942 9624

From: Dmitriy Argunov
Department: Corporate Finance Department

Tel. +7 343 262 26 85
Fax: +7 343 262 22 32
+7 343 365 83 00
Date: January, 10, 2005

Accession number for this submission is 9999999996-04-023627


05005237

File number is 82-34847

FACSIMILE TRANSMISSION

Number of pages: 3

Dear Sirs!
Please find attached the English version of the press release "Concern 'KALINA' announces the launch of the ADR program".

Head of Corporate Finance Department
OJSC Concern "Kalina"

Dmitriy Argunov


КАЛИНА
КОНЦЕРН

File number 82-34847

06.01.2005
press-release

OJSC Concern "Kalina" announces the launch of the ADR program.

Yekaterinburg, January, 1st, 2005. Today the largest Russian perfumery-cosmetics manufacturer OJSC Concern "Kalina" (Concern "Kalina") announced the launch of a Level I 'OTC' American Depositary Receipts (ADR) program in respect of the ordinary shares of Kalina administered by Deutsche Bank Trust Company Americas, as depositary bank. ADRs can be issued in respect of up to 19, 99% of the issued and outstanding share capital of the Company. The Level I ADR program has been approved by the Board of Directors of Concern "Kalina". One ADR will represent the right to receive one ordinary share of Concern "Kalina".

As it was reported earlier, on December, 23rd, 2004, the Federal Service for Financial Markets gave permission for circulation outside the Russian Federation of 1,949,487 ordinary shares of the Concern "Kalina".

Timur Goryayev, CEO at Kalina said: "We consider the ADR program as logical step in extension of investor base and better service for our existing shareholders".

Note. American depositary receipts are US dollar-denominated negotiable instruments issued in the US by a depositary bank evidencing American depositary shares (ADSs) representing ownership of the underlying ordinary shares of a non-US issuer. A Level I ADR program is established in respect of existing ordinary shares of an issuer trading in the issuer's home market. A Level I ADR program establishment does not involve any new issuance of shares, a registration of shares with the United States Securities and Exchange Commission or a capital raising by an issuer under a Level I ADR program. American depositary receipts within a Level I ADR program are traded on the Over-The-Counter 'OTC' Market and are not listed on a US national stock exchange.

About the company. JSC concern "Kalina " is one of the leading Russian perfumery and cosmetics producers. The leading brands of the company are "Black Pearl", "Clean Line" and "MIA" among the skin-care products, "32", "Forest Balsam"- on the mouth-care market, 'Angelica Varum" - among perfumes.

Concern "Kalina" consists of the parent enterprise in Ekaterinburg, Omskiy factory of detergents, subsidiary "Pallada Ukraine" (Ukraine), "Novoplast", Kalina Overseas Holding B. V. (Netherlands)

Further information you may get from the press-secretary of the JSC Concern 'Kalina"- Kazantsev Sergey, tel./fax.(343) 365 83 06, e-mail: pressa@kalina.org.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of JSC Concern "Kalina" (the "Company"), as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as "expect," "believe," "anticipate," "estimate," "intend," "will," "could," "may" or "might" the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date of this press release and to reflect the occurrence of unanticipated events. We refer you to the documents the Company files from time to time with the Federal Service for the Financial Markets. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, our competitive environment, dependence on new product development, rapid market change, acquisition strategy, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

Not for distribution in the United States.

This press release is not an offer or solicitation of an offer of securities by Concern "Kalina" or any other entity for the purchase or sale of any securities nor does it constitute an offer or solicitation to any person in any jurisdiction where solicitation would be unlawful. Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration.

This announcement is only for circulation to persons to whom it may lawfully be issued in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Company.

JSC Concern "KALINA"
Komsomolskaya str.,80
Yekaterinburg
Russia

RECEIVED
2005 JAN 14 A 11:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Attn. Branch of Filer Support of the Office of Fillings and Information Services
Fax: +1 202 942 9624

From: Dmitriy Argunov
Department: Corporate Finance Department

Tel. +7 343 262 26 85
Fax: +7 343 262 22 32
+7 343 365 83 00
Date: January, 13, 2005

Accession number for this submission is 9999999996-04-023627

File number is 82-34847

FACSIMILE TRANSMISSION

Number of pages: 3

Dear Sirs!
Please find attached the English version of the press release "Concern "KALINA" successfully passes the second inspection audit on meeting the requirements of ISO 9001:2000 in developing, designing and producing perfumery, cosmetic and household chemical goods".

Head of Corporate Finance Department
OJSC Concern "Kalina"



Dmitriy Argunov


КАЛИНА
КОНЦЕРН

File number 82-34847

12.01.2005
press-release

Concern "KALINA" successfully passes the second inspection audit on meeting the requirements of ISO 9001:2000 in developing, designing and producing perfumery, cosmetic and household chemical goods.

Concern 'KALINA' successfully passed the second inspection audit on meeting the requirements of ISO 9001:2000 in developing, designing and producing perfumery, cosmetic and household chemical goods. The certified Quality Management System was being audited. Within 13 days inspectors-auditors have audited 13 organisation developments of the concern: production and service workshops, departments and the quality service. As a result, the institution for certification TUV-CERT affirmed validity of the certificate given to Concern 'KALINA' in October, 2002.

In October, 1999 the company introduced and certified the Quality Management System in developing, designing and producing perfumery, cosmetic and household chemical goods for conformity with the requirements of the international standard ISO 9001 in one of the most authoritative world organisations for quality systems certification – TUV-Berlin-Brandenburg (Germany).There was a new version of international ISO standards published in 2000. The standards were revised for production of goods with stable quality features and they are one of the most effective management instruments. The quality system according to the new version of the standard was developed and certified by specialists of the company in 2002 without engaging consultants. Inspection audits are made annually be experts-auditors of TUV-Rheinland InterCert Kft.

About the company. JSC concern "Kalina " is one of the leading Russian perfumery and cosmetics producers. The leading brands of the company are "Black Pearl", "Clean Line" and "MIA" among the skin-care products, "32", "Forest Balsam"- on the mouth-care market, 'Angelica Varum" – among perfumes.

Concern "Kalina" consists of the parent enterprise in Ekaterinburg, Omskiy factory of detergents, subsidiary "Pallada Ukraine" (Ukraine), "Novoplast", Kalina Overseas Holding B. V. (Netherlands). The authorized capital of the company amounts to 682661770 Roubles, divided into 9752311 ordinary shares with nominal value of 70 Roubles. The main shareholders of the JSC Concern "KALINA" are its Chief Executive Officer Timur Goryayev- 50,18% and the European Bank for Reconstruction and Development -10,674%.

Further information you may get from the press-secretary of the JSC Concern 'Kalina"- Kazantsev Sergey, tel./fax.(343) 365 83 06, e-mail: pressa@kalina.org.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of JSC Concern "Kalina" (the "Company"), as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as "expect," "believe," "anticipate," "estimate," "intend," "will," "could," "may" or "might" the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date of this press release and to reflect the occurrence of unanticipated events. We refer you to the documents the Company files from time to time with the Federal Service for the Financial Markets. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, our competitive environment, dependence on new product development, rapid market change, acquisition strategy, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

Not for distribution in the United States.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration.

This announcement is only for circulation to persons to whom it may lawfully be issued in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Company.

JSC Concern "KALINA"
Komsomolskaya str.,80
Yekaterinburg
Russia

RECEIVED
2005 JAN 14 P 12:00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

From: Dmitriy Argunov
Department: Corporate Finance Department

Tel. +7 343 262 26 85
+7 343 365 83 00
Date: December, 24, 2004

Attn. Branch of Filer Support
of the Office of Fillings and
Information Services
Fax: +1 202 942 9624

Accession number for this submission is 9999999996-04-023096
Fax: +7 343 262 22 32

File number is 82-34847

FACSIMILE TRANSMISSION

Number of pages: 2

Dear Sirs!
Please find attached the English version of the press release about the decision of the Stock Exchange RTS, Russia to add ordinary shares of the OJSC Concern 'Kalina' to the new share list for purposes of calculation the RTS Index and the RTS index of current quotations.

Head of Corporate Finance Department
OJSC Concern "Kalina"



Dmitiry Argunov


КАЛИНА
КОНЦЕРН

File number: 82-34847

24.12.2004
press-release

OJSC Concern 'Kalina''s shares are added to the new share list for calculation of the RTS index and the RTS Index of current quotations

On December 23d, 2004, the RTS Stock Exchange approved a list of shares for purposes of calculation of the RTS Index for the period from January 1, 2005 to March 31, 2005. Ordinary shares of the OJSC Concern "Kalina" have been added to this list.

About the company. JSC concern "Kalina " is one of the leading Russian perfumery and cosmetics producers. The leading brands of the company are "Black Pearl", "Clean Line" and "MIA" among the skin-care products, "32", "Forest Balsam"- on the mouth-care market, 'Angelica Varum" – among perfumes.

Concern "Kalina" consists of the parent enterprise in Ekaterinburg, Omskiy factory of detergents, subsidiary "Pallada Ukraine" (Ukraine), "Novoplast", Kalina Overseas Holding B. V. (Netherlands)

Further information you may get from the press-secretary of the JSC Concern 'Kalina"- Kazantsev Sergey, tel./fax.(343) 365 83 06, e-mail: pressa@kalina.org.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of JSC Concern "Kalina" (the "Company"), as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as "expect," "believe," "anticipate," "estimate," "intend," "will," "could," "may" or "might" the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date of this press release and to reflect the occurrence of unanticipated events. We refer you to the documents the Company files from time to time with the Federal Service for the Financial Markets. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, our competitive environment, dependence on new product development, rapid market change, acquisition strategy, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

Not for distribution in the United States.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration.

This announcement is only for circulation to persons to whom it may lawfully be issued in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Company.